SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30292; File No. 812-14059]

Mutual of America Life Insurance Company, et al; Notice of Application

December 5, 2012

Agency: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act"

or "Act") and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of

the Act.

Applicants: Mutual of America Life Insurance Company ("Mutual of America"), Wilton

Reassurance Life Company of New York ("Wilton," and, together with Mutual of America Life

Insurance Company, the "Insurance Companies"), Mutual of America Separate Account No. 2

(the "Annuity Account"), Mutual of America Separate Account No. 3 (the "Life Account"),

American Separate Account No. 2 (the "American Annuity Account"), and American Separate

Account No. 3 (the "American Life Account," and together with the Annuity Account, the Life

Account, and the American Annuity Account, the "Separate Accounts"). The Insurance

Companies and the Separate Accounts are referred to herein collectively as the "Substitution

Applicants." The Insurance Companies, the Separate Accounts, and Mutual of America

Investment Corporation ("Investment Corporation") are also collectively referred to as the

"Section 17 Applicants."

Summary of Application: The Substitution Applicants seek an order pursuant to Section 26(c) of

the 1940 Act, approving the substitution of shares of: (a) the Vanguard International Portfolio

("Replacement International Fund") of the Vanguard Variable Insurance Fund ("Vanguard

Fund") for Class A Shares of the DWS International VIP Fund ("Replaced International Fund")

of the DWS Variable Series I ("DWS Fund"), and (b) the Mutual of America Bond Fund

("Replacement Bond Fund") of Investment Corporation for Class A Shares of the DWS Bond

VIP Fund ("Replaced Bond Fund") of the DWS Fund, under certain variable life insurance and

annuity contracts issued by the Companies (collectively, the "Contracts"). The Replacement

International Fund and the Replacement Bond Fund are sometimes referred to collectively as

"Replacement Funds," and the Replaced International Fund and the Replaced Bond Fund are

sometimes referred to collectively as "Replaced Funds." The Section 17 Applicants seek an

order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the Act to

the extent necessary to permit them to engage in certain in-kind transactions in connection with

the substitution.

Filing Date: The application was filed on July 17, 2012, and the amended and restated

application was filed on November 21, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Secretary of the Commission and serving the applicants with a copy of the request, personally or

by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 28,

2012, and should be accompanied by proof of service on the applicants in the form of an

affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the

requester's interest, the reason for the request, and the issues contested. Persons who wish to be

notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants:

Mutual of America Life Insurance Company, Mutual of America Separate Account No. 2,

Mutual of America Separate Account No. 3, Wilton Reassurance Life Company of New York, American Separate Account No. 2, American Separate Account No. 3, and Mutual of America Investment Corporation, all located at 320 Park Avenue, New York, New York 10022-68391.

<u>For Further Information Contact</u>: Deborah D. Skeens, Senior Counsel, or Michael L. Kosoff, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.   The Insurance Companies, on their own behalf and on behalf of their respective separate accounts, propose to substitute Class A shares of the Replacement Funds for shares of the Replaced Funds held by the Separate Accounts to fund the Contracts.

2.   Mutual of America is the depositor and sponsor of the Annuity Account and the Life Account. Wilton is the depositor and sponsor of the American Annuity Account and the American Life Account.

3.   Each of the Annuity Account, the Life Account, the American Annuity Account, and the American Life Account is a "separate account" as defined by Rule 0-1(e) under the Act and each is registered under the Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933. The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

4.   The DWS Fund and the Vanguard Fund are registered open-end management investment companies of the series type (File Number 002-96461 and 033-32216, respectively). Investment Corporation is a registered open-end management investment company of the series type (File Number 033-06486) which only sells its shares to the separate accounts of Mutual of America and Wilton that are used for their variable annuity and variable life insurance contracts, including the Replacement Bond Fund.

5.   The substitution will replace an investment option (i.e., the Replaced Bond Fund) managed by an entity that is not affiliated with the Substitution Applicants as of the date hereof (other than by way of certain of the Substitution Applicants owning more than 5% of the shares of the Replaced Funds) with an investment option (i.e., the Replacement Bond Fund) that is managed by an investment manager that is affiliated with Mutual of America. Neither Investment Corporation nor Replacement Bond Fund's investment adviser, Mutual of America Capital Management Corporation ("Capital Management") is affiliated with Wilton or its separate account. Both the Replaced International Fund and the Replacement International Fund are managed by entities that are not affiliated with the Substitution Applicants as of the date hereof (other than by way of certain of the Substitution Applicants owning more than 5% of the shares of the Replacement Funds).

6.   The Contracts are flexible premium variable annuity and variable universal life insurance contracts. Under each of the Contracts (the proper form of which is provided to every Contract owner) as well as the prospectus for each Contract, the issuing Company reserves the right to substitute shares of one fund for shares of another fund managed by either the same investment adviser, or by a different investment adviser.

7.   Applicants represent that the Replacement International Fund has an investment objective virtually identical to that of the Replaced International Fund – the Replacement Fund seeks long-term capital appreciation and the Replaced Fund seeks long-term growth of capital. Additionally, the Applicants state that the principal investment strategies of each Fund are substantially similar. Both Funds primarily invest in the common stock of foreign companies (i.e., non-US domiciled companies) and are generally well diversified both with respect to geographic region and industry. Both may also invest in depositary receipts and convertible securities. Both Funds permit exposure to emerging markets and have historically allocated assets to this segment of the market. A comparison of the investing strategies, risks, and performance of the Replaced International Fund and the Replacement International Fund is included in the application**.** The following table compares the fees and expenses of the Replaced International Fund (Class A shares) and the Replacement International Fund (Class A shares) as of the year ended December 31, 2011 and the six months ended June 30, 2012. Neither the Replaced International Fund nor the Replacement International Fund is subject to a distribution plan or shareholder service plan adopted under Rule 12b-1 of the Act. Neither the Replaced International Fund nor the Replacement International Fund impose a redemption fee.

	Replaced International Fund		Replacement International Fund	
	DWS International VIP Fund		Vanguard International Fund	
	Year ended 12/31/11	Six months ended 6/30/2012	Year ended 12/31/11	Six months ended 6/30/2012
Advisory Fees	0.79%	0.79%	0.46%	0.46%
Distribution/Service (12b-1) Fee	0.00%	0.00%	0.00%	0.00%
Other Expenses	0.21%	0.22%	0.05%	0.05%
Total Annual Fund Operating Expenses	1.00%	1.01%	0.51%	0.51%
Less Contractual Fee Waivers and Expense Reimbursements	0.00%	0.00%	0.00%	0.00%
Net Annual Fund Operating Expenses	1.00%	1.01%	0.51%	0.51%
Portfolio Turnover Rate	174%	51%	33%	26%

8.   The Applicants state that the Replacement Bond Fund has an investment objective

similar to that of the Replaced Bond Fund. Both Funds have objectives that relate to current

income as well as preservation of capital. While the Replaced Bond Fund also seeks to

maximize total return, and invests for capital appreciation in addition to current income, its

investment approach, security selection process and higher portfolio turnover rates have resulted

in a more risky investment strategy than that of the Replacement Bond Fund (as further

discussed below). Both Funds pursue their investment objectives by primarily investing, under normal market conditions, in publicly-traded, investment-grade debt securities. Each invests in

investment grade bonds issued by US corporations or by the US Government or its agencies,

such as bonds, notes, debentures, zero coupon securities and mortgage-backed securities.

Further, the Replacement Bond Fund and the Replaced Bond Fund both utilize the same

benchmark, the Barclay's Capital U.S. Aggregate Bond Index, to measure their relative

investment performance. A comparison of the investing strategies, risks, and performance of the

Replaced Bond Fund and the Replacement Bond Fund is included in the application. The

following table compares the fees and expenses of the Replaced Bond Fund (Class A shares) and

the Replacement Bond Fund (Class A shares) as of the year ended December 31, 2011 and the

six months ended June 30, 2012. Neither the Replaced Bond Fund nor the Replacement Bond

Fund is subject to a distribution plan or shareholder service plan adopted under Rule 12b-1 of the

Act. Neither the Replaced Bond Fund nor the Replacement Bond Fund impose a redemption fee.

| | Replaced Bond Fund | | Replacement Bond Fund | |
| | DWS Bond Fund | | Mutual of America Bond Fund | |
	Year ended 12/31/11	Six Months ended 6/30/2012	Year ended 12/31/11	Six Months ended 6/30/2012
Advisory Fees	0.39%	0.39%	0.40%	0.40% [1]
Distribution/Service (12b-1) Fee	0.00%	0.00%	0.00%	0.00%
Other Expenses	0.23%	0.22%	0.15%	0.17%
Total Annual Fund Operating Expenses	0.62%	0.61%	0.55%	0.57%
Less Contractual Fee Waivers and Expense Reimbursements	0.00%	0.00%	0.00%	0.00%
Net Annual Fund Operating Expenses	0.62%	0.61%	0.55%	0.57%
Portfolio Turnover	219%	144%	30%	16.97%

9.   The Substitution Applicants state that the proposed substitution is part of the Companies'

ongoing efforts to provide the Contracts with investment options that have: (1) a competitive

fee structure relative to other funds in the same asset class peer group; (2) demonstrated the

ability to achieve competitive long-term investment returns relative to other funds in the same

asset class peer group; and (3) contributed to and enhanced the goal of offering an attractive

---

[1] Applicants represent that if an order of the Commission is granted pursuant to Section 26(c) of the Act approving the substitution described herein, then on or before the date of substitution, the investment adviser to the Replacement Bond Fund will amend its investment advisory contract to reduce its advisory fee by 0.01% to equal 0.39% of average daily net assets for all shareholders of the fund.

array of investment options covering many various investment styles, objectives, and categories

in the risk/return spectrum. The Substitution Applicants further state that substituting the

Replacement Funds for the Replaced Funds will provide Contract owners with investment

options that have not only virtually identical investment objectives and substantially similar

principal investment strategies and principal investment risks to their respective Replaced Fund,

but are, overall, less expensive relative to other funds in their respective asset classes, better

positioned to achieve consistent long-term above-average investment performance, and have

substantially greater potential for continued growth in assets under management. Substitution

Applicants further state that following the substitution Contract owners will have reasonable

continuity with respect to their investment expectations. For these reasons and the reasons

discussed below, the Substitution Applicants believe that substituting the Replacement Funds

for the Replaced Funds is appropriate and in the best interest of Contract owners.

10.   As shown in more detail in the application, the total operating expense ratios for the

Replacement International Fund and Replacement Bond Fund are lower than the net expense

ratio for Class A shares of, respectively, the Replaced International Fund and the Replaced Bond

Fund. Substitution Applicants also state that the Replacement International Fund outperformed

the Replaced International Fund significantly and consistently for the one-, five-, and ten-year

periods ended June 30, 2012. Similarly, Substitution Applicants state that the Replacement Bond

Fund outperformed the Replaced Bond Fund significantly and consistently for the one-, five-,

and ten-year periods ended June 30, 2012. Applicants assert that the Replacement Funds are

appropriate replacements for the Replaced Funds for each Contract, and that each Replacement

Fund represents an investment option that is appropriate and suitable given the investment

objectives, principal investment strategies, and principal investment risks of the corresponding

Replaced Fund and that offers the opportunity for lower fees and expenses and higher long-term investment returns in the future. Moreover, Applicants further assert that the replacement of the Replacement Funds with the Replaced Funds is consistent with the protection of Contract owners and the purposes fairly intended by the policy and provisions of the Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the Act.

11.   By supplements to the Contract prospectuses, the Companies have notified existing Contract owners (and will notify new Contract owners who purchase a Contract subsequent to the date of the supplement but prior to the date of substitution) of their intention to take the necessary actions, including seeking the order requested by this Application, to carry out the proposed substitution as described herein. The supplements advised Contract owners that the Companies intended to file an application to seek approval of the substitution, and that if the substitution is approved, any Contract value allocated to a subaccount investing in a Replaced Fund on the date of substitution would be automatically transferred to the subaccount investing in the corresponding Replacement Fund. In addition, the supplements disclosed that any Contract owner not wanting his or her entire Contract value in the Replaced Fund(s) to be automatically transferred to the respective Replacement Fund on the date of substitution should consider transferring the Contract value in the Replaced Fund(s) to other investment options available under the Contract or, subject to the provisions of the Employer's Plan or the applicable Contract, to another provider prior to the date of substitution. The supplements also disclosed to Contract owners that the Companies do not impose charges in connection with the transfer among or withdrawal from any of the investment options available under the Contract, nor do they impose restrictions on transfers (other than frequent transfer restrictions). Finally, the supplements disclosed that the Companies would bear all expenses related to the substitution,

and that there would be no tax consequences for Contract owners as a result of the substitution. Within five days following the date of substitution, Contract owners affected by the substitution will be notified in writing that the substitution was carried out. This notice will restate the information set forth in the prospectus supplements described above. The current prospectus for each Replacement Fund will have been provided to all Contract owners prior to the date of substitution and all Contract owners will have been given sufficient advance notice of the date on which the substitution will take effect.

12.   The proposed substitution will take place at relative net asset value with no change in the amount of any Contract owner's Contract value or death benefit or in the dollar value of his or her investment in any of the separate accounts.

13.   It is anticipated that the proposed substitution will occur on or about March 22, 2013. The Companies' separate accounts may carry out the proposed substitution by redeeming some or all shares of the Replaced Funds in-kind on a pro-rata basis, such that each Replacement Fund will receive an approximate proportionate share of every security position in the corresponding Replaced Fund's portfolio in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999) ("Signature Letter"). The adviser(s) to each Replacement Fund will review the proportionate share of securities holdings of the corresponding Replaced Fund to determine whether its portfolio holdings would be suitable investments for the Replacement Fund in the overall context of that Fund's investment objectives and policies and consistent with the management of that Fund. If a Replacement Fund declines to accept particular securities of the corresponding Replaced Fund for the purchase of in-kind of shares of the Replacement Fund, then the Replaced Fund will liquidate those portfolio securities and shares of the Replacement Funds will be purchased with

cash equal in value to the liquidated portfolio securities. In either event, the proceeds of such redemptions will be used to purchase shares of the Replacement Funds. Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of the Replaced Funds and purchases of shares of the Replacement Funds will be effected in accordance with Section 22(c) of the Act and Rule 22c-1 thereunder.

14.   Contract owners will not incur any fees or charges as a result of the substitution, nor will their rights or the Companies' obligations under the Contracts be altered in any way, and the substitution will not change Contract owners' insurance benefits under the Contracts. All applicable expenses incurred in connection with the substitution, including brokerage commissions and legal, accounting, and other fees and expenses, will be paid by the Companies. In addition, the substitution will not impose any tax liability on Contract owners. The substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the substitution than before the substitution. Because the Contracts do not limit the number of transfers permitted among investment options (other than certain limitations to deter frequent trading activity), and do not impose (or reserve the right to impose) any charges or fees for transfers or withdrawals, Contract owners will be able to transfer Contract value from the subaccounts investing in the Replaced Funds (before the date of substitution) or the Replacement Funds (after the date of substitution) to other investment options without restriction. Certain Contract owners may also transfer their Contract value, subject to the provisions of their Employer's Plan or the applicable Contract, to a new provider without charge.

15.   With respect to the substitution involving the Replaced Bond Fund and the Replacement

Bond Fund, for those who are Contract owners on the date of the proposed substitution, each

Company will reimburse, on the last business day of each fiscal period (not to exceed a fiscal

quarter) during the twenty-four months following the date of the proposed substitution, Contract

owners investing in the Replacement Bond Fund to the extent that the sum of the Replacement

Bond Fund's total annual fund operating expenses as expressed as a percentage of the average

assets of the fund (after any applicable fee waiver and/or expense reimbursement) and

subaccount expenses for such period exceed, on an annualized basis, the sum of the

corresponding Replaced Bond Fund's total annual fund operating expenses (after any applicable

fee waiver and/or expense reimbursement) and subaccount expenses for the fiscal year preceding

the date of the proposed substitution. In addition, for twenty-four months following the proposed

substitution, each Company will not increase Contract charges or asset-based fees of the

subaccount investing in the Replacement Bond Fund for Contracts outstanding on the date of the

proposed substitution.

16.   With respect to the substitution involving the Replaced International Fund and the

Replacement International Fund, the Applicants represent that they will not receive, for three

years from the date of the substitution, any direct or indirect benefits paid by the Replacement

International Fund, its advisors or underwriters (or their affiliates), in connection with assets

attributable to Contracts affected by the substitution, at a higher rate than Applicants have

received from the corresponding Replaced International Fund, its advisors or underwriters (or

their affiliates), including without limitation Rule 12b-1 fees, shareholder service, administration,

or other service fees, revenue sharing, or other arrangements in connection with such assets.

Applicants represent that the substitution involving the Replaced International Portfolio and the

Replacement International Portfolio and the selection of the Replacement International Fund were not motivated by any financial consideration paid or to be paid by the Replacement International Fund, its advisors, underwriters, or their respective affiliates.

17.   Additionally, with respect to the Replacement Bond Fund, the Applicants represent that, if an order of the Commission is granted pursuant to Section 26(c) of the Act approving the substitution described herein, then on or before the date of substitution, Capital Management, the adviser to the Replacement Bond Fund, will amend its investment advisory contract to reduce its advisory fee by 0.01% to equal 0.39% of average daily net assets. In other words, on or before the date of substitution, the advisory fee for the Replacement Bond Fund will be equal to the advisory fee of the Replaced Bond Fund. Applicants further represent that, following this reduction, the advisory fee for the Replacement Bond Fund will not be increased without first obtaining shareholder approval.

18.   The Companies are also seeking approval of the proposed substitution from any state insurance regulators whose approval may be necessary or appropriate.

Legal Analysis and Conditions:

Section 26(c) Relief:

1.   The Substitution Applicants request that the Commission issue an order pursuant to Section 26(c) of the Act approving the proposed substitution. Section 26(c) of the Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust.

2.   Applicants assert that the proposed substitution is not the type of substitution that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors

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in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other subaccounts and the fixed account. Moreover, the Contracts will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or limitation. In addition, Contract owners always have the right to change their allocations at any time without restrictions or charges of any sort. The proposed substitution, therefore, will not result in the type of costly forced redemption that Section 26(c) was designed to prevent. In addition, Contract owners have the right to transfer their Contract value, subject to the provisions of their Employer's Plan or the applicable Contract, to a new provider and the Companies will not impose a fee or charge for such transfer.

3.   The Substitution Applicants submit that the proposed substitution meets the standards set forth in Section 26(c) and that, if implemented, the substitution would not raise any of the concerns that Congress intended to address when the Act was amended to include this provision. In addition, the Applicants submit that the proposed substitution meets the standards that the Commission and its Staff have applied to substitutions that have been approved in the past.

Section 17(b) Relief:

1.   The Section 17 Applicants request an order under Section 17(b) of the Act exempting them from the provisions of Section 17(a) to the extent necessary to permit the Companies to carry out the proposed substitution as described herein.

2.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally

15

prohibits the persons acting as principals, from knowingly purchasing any security or other property from the registered investment company.

3.	Shares held by an insurance company separate account are legally owned by the insurance company. Thus, because Investment Corporation sells its shares exclusively to the Companies' separate accounts, the Companies collectively own all of the shares of Investment Corporation, and separately Mutual of America owns at least 25% of the shares of the Replacement Bond Fund. Accordingly, Investment Corporation and its portfolios, including the Replacement Bond Fund, are arguably under the control of the Companies, as per Section 2(a)(9) (notwithstanding the fact that the Contract Owners are the beneficial owners of those shares held in the separate accounts). If Investment Corporation is under the control of the Companies, then each Company is an affiliated person of Investment Corporation and its portfolios, including the Replacement Bond Fund. If Investment Corporation and its portfolios are under the control of the Companies, then Investment Corporation and its respective affiliates are affiliated persons of the Companies. Moreover, Mutual of America owns of record more than 5% of the shares of the Replacement Bond Fund, and therefore Mutual of America is an affiliated person of Investment Corporation and the Replacement Bond Fund. Likewise, Investment Corporation and the Replacement Bond Fund are each an affiliated person of Mutual of America. Further, Mutual of America indirectly controls Capital Management, its wholly-owned indirect subsidiary, and Capital Management is therefore controlled by Mutual of America. Furthermore, because Capital Management, as the investment adviser to Investment Corporation, is an affiliated person of Investment Corporation, Mutual of America and Investment Corporation (and its portfolios) is each an affiliated person of an affiliated person of the other. Finally, Mutual of America owns of record more than 5% of the shares of the Replacement International Fund. Therefore Mutual of

America is an affiliated person of the Replacement International Fund and the Replacement

International Fund is an affiliated person of Mutual of America. Because the proposed

substitution may be effected, in whole or in part, by means of in-kind redemptions and

subsequent purchases of shares, the proposed substitution may be deemed to involve one or more

purchases or sales of securities or property between affiliated persons. The proposed substitution

may involve a transfer of portfolio securities by the Replaced Funds to the Companies;

immediately thereafter, the Companies would purchase shares of the Replacement Funds with

the portfolio securities received from the Replaced Funds. Accordingly, as the Companies and

the Replacement Funds could be viewed as affiliated persons of one another, it is conceivable

that this aspect of the proposed substitution could be viewed as being prohibited by Section

17(a). The 17(a) Applicants have determined that it is prudent to seek relief from Section 17(a)

in the context of this Application for the in-kind purchases and sales of the Replacement Funds'

shares.

4.   The 17(a) Applicants submit that the terms of the proposed in-kind purchases of shares of

the Replacement Funds, including the consideration to be paid and received, as described in this

Application, are reasonable and fair and do not involve overreaching on the part of any persons

concerned. The 17(a) Applicants also submit that the proposed in-kind purchases will be

consistent with the investment policies of the Vanguard Fund, the DWS Fund, and the

Investment Corporation, and the Replaced and Replacement Funds, as recited in the current

registration statements and reports filed by them under the Act. Finally, the 17(a) Applicants

submit that the proposed substitution is consistent with the general purposes of the Act.

The 17(a) Applicants assert that, to the extent that the in-kind purchases are deemed to involve

principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all Contract owners. The 17(a) Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each fund involved, are reasonable, fair and do not involve overreaching on the part of any person principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset values as of the date of substitution in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's Contract value or death benefit or in the dollar value of his or her investment in any of the separate accounts. Contract owners will not suffer any adverse tax consequences as a result of the substitution. The fees and charges under the Contracts will not increase because of the substitution. Even though the 17(a) Applicants may not rely on Rule 17a-7, the 17(a) Applicants believe that the Rule's conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

5.   The boards of the Replacement Funds have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which their series may purchase and sell securities to and from their affiliates. The 17(a) Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and the Replacement Funds' procedures adopted thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. The investment advisers of the Replacement Funds will examine any securities received from an in-kind redemption, and accept any securities that they would otherwise have purchased for cash for the respective portfolio to hold. The circumstances surrounding the

proposed substitution will be such as to offer the Replacement Funds the same degree of

protection from overreaching that Rule 17a-7 provides to them generally in connection with their

purchase and sale of securities under that Rule in the ordinary course of their business. In

particular, the proposed transactions will not be effected at a price that is disadvantageous to the

Replacement Funds. Although the transactions may not be entirely for cash, each will be

effected based upon (1) the independent market price of the portfolio securities valued as

specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund

involved valued in accordance with the procedures disclosed in its registration statement and as

required by Rule 22c-1 under the Act. Moreover, consistent with Rule 17a-7(d), no brokerage

commissions, fees, or other cost or remuneration will be paid in connection with the proposed

transactions, except for any brokerage commissions paid in connection with the liquidation of the

securities that are not distributed as part of the in-kind redemption, which will be borne by the

Companies and not by the Contract owners.

 6.   Applicants state that, consistent with Section 17(b) and Rule 17a-7(c), any in-kind

redemptions and purchases for purposes of the proposed substitution will be transacted in a

manner consistent with the investment objectives and policies of the Vanguard Fund, the DWS

Fund, and the Investment Corporation, as recited in their registration statements.   Any in-kind

redemptions will be effected on a pro-rata basis, where each Replacement Fund will receive an

approximate proportionate share of every security position in the corresponding Replaced Fund's

portfolio in accordance with the Signature Letter. The adviser(s) to each Replacement Fund will

review the proportionate share of securities holdings of the corresponding Replaced Fund to

determine whether such holdings would be suitable investments for the Replacement Fund in the

overall context of that Fund's investment objectives and policies and consistent with the management of that Fund. If the adviser declines to accept particular portfolio securities of the

Replaced Fund for purchase in-kind of shares of the Replacement Fund, the Replaced Fund will

liquidate those portfolio securities as necessary and shares of the Replacement Fund will be

purchased with cash equal in value to the liquidated portfolio securities. In addition, the

redeeming and purchasing values of such securities will be the same.

Conclusion:

For the reasons and upon the facts set forth above and in the application, the Substitution

Applicants and the Section 17 Applicants believe that the requested orders meet the standards set

forth in Section 26(c) of the Act and Section 17(b) of the Act, respectively, and should therefore,

be granted.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary